UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_______________

FORM 11-K/A

______________

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 000-25887

_______________

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

(Full title of the plan)

_______________

PrivateBancorp, Inc.
70 West Madison Street
Chicago, Illinois 60602
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.
The PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (the “Plan”) is subject to ERISA and files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report.

(a)   Statements of Net Assets Available for Plan Benefits as of December 31, 2006 and 2005, and the related Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2006 and December 31, 2005.

(b)   Statements of Net Assets Available for Plan Benefits as of December 31, 2006 and December 31, 2005 and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2006 and December 31, 2005, respectively, are hereby incorporated by reference to the Registration Statements on Form S-8 filed by the PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (File No. 333-132509) with the Securities and Exchange Commission on March 17, 2006, and the PrivateBancorp, Inc. Savings and Retirement Plan (File No. 333-43830) with the Securities and Exchange Commission on August 15, 2000.

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Table of Contents	Page
Independent Auditors’ Report	1
Statement of Net Assets Available for Benefits, December 31, 2006 and December 31, 2005	2
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2006 and December 31, 2005	3
Notes to Financial Statements	4
Supplemental Schedule	12
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year, December 31, 2006	13

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee Chairman

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

We have audited the accompanying statements of net assets available for benefits of the PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note 2, the Plan adopted FSP AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

/s/ MAYER HOFFMAN McCANN P.C.
Chicago, Illinois
June 20, 2007

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

	2006	(Restated) 2005
ASSETS
Investments, at fair value:
Principal Life Insurance Company pooled - separate accounts	$9,819,493	$5,541,725
American Funds registered investment companies	2,337,219	1,508,492
Dodge & Cox registered investment company	1,739,395	—
PrivateBancorp, Inc. common stock	10,679,983	8,503,192
Common/collective trust	542,455	344,941
Participant loan fund	375,046	192,712

	25,493,591	16,091,062
Receivables:
Employer contributions	—	15
Participants’ contributions	875	—
	875	15

Net assets reflecting all investments at fair value	25,494,466	16,091,077

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	8,610	5,475

NET ASSETS AVAILABLE FOR BENEFITS	$25,503,076	$16,096,552

See Notes to Financial Statements

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2006 and 2005

	2006	2005
ADDITIONS
Contributions from employer	$667,494	$496,386
Contributions from participants	2,334,359	1,694,184
Rollovers	1,048,521	1,620,861
Interest income	20,817	9,766
Dividend income	60,938	40,913
Net realized and unrealized gains of PrivateBancorp, Inc. stock	1,456,426	765,549
Net realized and unrealized gains in fair value of common/collective trust	17,507	12,678
Net realized and unrealized gains in fair value of registered investment companies	379,543	126,273
Net realized and unrealized gains in fair value of pooled-separate accounts	1,075,968	334,497
Transfer of assets from plan merger	3,286,231	—
Other loss	—	(969)

TOTAL ADDITIONS	10,347,804	5,100,138

DEDUCTIONS
Withdrawals by participants	(887,871)	(709,233)
Administrative expenses	(53,409)	(34,923)

TOTAL DEDUCTIONS	(941,280)	(744,156)

NET INCREASE	9,406,524	4,355,982

NET ASSETS AVAILABLE FOR BENEFITS -BEGINNING OF YEAR	16,096,552	11,740,570

NET ASSETS AVAILABLE FOR BENEFITS -END OF YEAR	$25,503,076	$16,096,552

See Notes to Financial Statements

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

(1)   Description of plan

The following description of the PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering employees of The PrivateBank and Trust Company and its subsidiary Lodestar Investment Counsel, LLC (“Lodestar”), The PrivateBank - St. Louis, The PrivateBank Mortgage Company, The PrivateBank Securities LLC, The PrivateBank - Michigan and The PrivateBank - Michigan’s Mortgage Company. The PrivateBank and Trust Company, The PrivateBank -St. Louis, The PrivateBank Mortgage Company, The PrivateBank Securities LLC, The PrivateBank Michigan and The PrivateBank Michigan’s Mortgage Company are subsidiaries of PrivateBancorp, Inc. (the “Company”). The PrivateBank and Trust Company, The PrivateBank - St. Louis, The PrivateBank Mortgage Company, The PrivateBank Securities LLC, The PrivateBank - Michigan and The PrivateBank Michigan’s Mortgage Company are individually and collectively referred to as the “Subsidiary” and the “Subsidiaries.” The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective July 1, 2004, the Plan sponsor adopted the Principal Financial Group Prototype Basic Savings Plan No. 2. On November 30, 2004, the Plan sponsor amended the Plan to merge the plan of Lodestar. The Plan is sponsored by the Company.

Effective January 1, 2006, the Company amended and restated the Plan to reflect the addition of an employee stock ownership investment option (“ESOP”). There are features which became available to participants due to the ESOP. These include pass-through voting, the right to request the ESOP Company stock balance be distributed in the form of Company stock, and dividends on participants’ allocated shares of Company stock under the Plan being allowed to be paid directly to them outside the Plan or reinvested in more shares through the Plan.

Contributions - Participants may contribute up to the maximum percentage of compensation, as defined in the Plan, and dollar amounts permissible by the Internal Revenue Code (“IRC”). Subsidiary-paid cash bonuses are included in the definition of compensation. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Subsidiary matching contributions are discretionary and based on a percentage of employee contributions. The Subsidiaries may make qualified matching contributions, corrective nonelective contributions and an additional discretionary contribution, all based on formulas determined by the Company. Participants who are at least 18 years old are eligible for the employer contributions after one year of employment.

See Notes to Financial Statements

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Participant accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Subsidiary’s contribution and (b) investment earnings and losses and is charged with participant withdrawals or distributions and administrative fees and expenses. Allocations are based on employee contributions, eligible compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their contributions and the Subsidiary’s qualified matching contributions and corrective nonelective contributions plus actual earnings thereon. Vesting in the Subsidiaries’ matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

Investment options - Currently, participants are able to direct employee contributions into pooled-separate accounts (“PSAs”), a common and collective trust (both maintained by an insurance carrier), mutual funds and PrivateBancorp, Inc. common stock. Prior to the adoption of the Principal Financial Group Prototype Plan, the participants were able to direct employee contributions into PSAs, which had underlying investments of mutual funds and PrivateBancorp, Inc. common stock. Participants are able to transfer funds among all investment options.

Participant loans - Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan repayment terms are determined by the Subsidiaries. The loans are secured by the balance in the participant’s account and bear interest at the prime rate (8.25% and 7.25% as of December 31, 2006 and 2005, respectively) in effect on the loan acquisition date plus 100 basis points. Interest rates ranged from 5.50% to 9.25% on all participant loans outstanding as of December 31, 2006. Principal and interest are paid ratably through payroll deductions.

Payment of benefits - Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, disability or death. Payment will generally be made in a lump sum. Hardship withdrawals are also available to participants who demonstrate financial need in certain circumstances, as defined. In-service withdrawals are permitted for those participants who have reached the normal retirement age, as defined in the Plan.

Forfeited accounts - As of December 31, 2006 and 2005, forfeited nonvested accounts totaled $51,775 and $26,919, respectively. These accounts are used to reduce future employer contributions. During 2006 and 2005, no forfeited nonvested accounts were used to reduce employer contributions.

See Notes to Financial Statements

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

(2)   Summary of significant accounting policies

Basis of accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of investments - The Plan is invested in PSAs, PrivateBancorp, Inc. common stock, mutual funds and a common/collective trust, which are stated at fair value. The PSAs are valued based on the underlying investments (mutual funds or PrivateBancorp, Inc. common stock). Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan. Values for PrivateBancorp, Inc. common stock are based on the December 31, 2006 and 2005, closing prices.

New accounting pronouncements - In 2005, effective for financial statements for financial periods ending after December 15, 2006, the Financial Accounting Standards Board issued FASB Staff Position (“FSP”) Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

This new pronouncement states investment contracts held by defined contribution plans are required to be reported at fair value, except fully-benefit responsive investment contracts are reflected at contract value, since they represent the amount at which participants can execute transactions in the Plan. In order to reflect fully-benefit responsive contracts at contract value, an adjustment from net assets at fair value to contract value is reflected in the statement of net assets available for benefits. The prior year financial statements have been restated to reflect retrospective application of the FSP accordingly. The 2005 financial statements have been restated to reflect the proper treatment of the decrease in the common/collective trust investment and increase in the adjustments from fair value to contract value for fully benefit-responsive investment contracts.

Investment valuation and income recognition - Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net realized and unrealized gains and losses are recorded in the accompanying financial statements as net realized and unrealized gains (losses) in fair value of investments. Contributions are recognized based on payroll dates and accrued if applicable.

Concentration of credit risk -The Plan provides for various investment fund options. Investments securities are exposed to various risks such as interest rate, market, and

See Notes to Financial Statements

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the new term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in the net assets available for benefits.

Administrative expenses - Substantially all of the administrative expenses of the Plan are paid by the Plan sponsor. The expenses that are paid by the Plan sponsor are not included in the statements of changes in net assets available for benefits.

See Notes to Financial Statements

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

(3)    Investments

The following table presents the investments that represent 5% or more of the Plan’s net assets as of December 31, 2006 and 2005. The table also presents the fair market value of the underlying assets of the PSAs.

	2006	2005
Pooled separate accounts Contract #6-11219 :
Principal Bond and Mtg.	$569,006	$372,313
Principal Govt & HQ Bond	498,311	405,361
Principal Lg Cp Stk Idx	1,585,066	1,462,522
Principal LifeTm Str Inc	117,358	13,615
Principal LifeTm 2010	128,888	102,441
Principal LifeTm 2020	255,796	35,439
Principal LifeTm 2030	173,202	66,126
Principal LifeTm 2040	148,735	90,941
Principal LifeTm 2050	165,955	128,869
Principal Ptr Lg-Cap Value	692,635	661,400
Principal Real Estate Secs	329,124	16,618
Principal Ptr Md-Cap Value	1,037,850	410,052
Principal Mid-Cap Stk Idx	441,220	159,495
Principal Ptr Md-Cap Growth	550,036	482,421
Principal Ptr Sm-Cap Gr II	178,233	44,853
Principal Ptr Sm-Cap Val I	774,221	120,578
Principal Sm-Cap Stk Idx	443,400	129,473
Principal Ptr International	1,730,457	839,208
Total pooled separate accounts	9,819,493	5,541,725
American Funds Growth Fund of America R3	1,548,871	1,130,214

See Notes to Financial Statements

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

	2006	2005
Dodge & Cox stock fund	1,739,395	—
PrivateBancorp, Inc. common stock	10,679,983	8,503,192

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value for the years ended December 31, 2006 and 2005, as follows:

	2006	2005
Mutual funds	$379,543	$126,273
Common collective trust	17,507	12,678
Pooled separate accounts	1,075,968	334,497
Common stock	1,456,426	765,549
	$2,929,444	$1,238,997

Interest and dividends realized on the Plan’s investments for the years ended December 31, 2006 and 2005, were $81,755 and $50,679, respectively.

(4)   Plan merger

The PrivateBank - Michigan is a subsidiary of the Company and is the sponsor of the Bloomfield Hills Bancorp, Inc. 401(k) Profit Sharing Plan (the “Michigan Plan”). On May 31, 2006, the Michigan Plan’s net assets were merged into the Plan. On June 5, 2006, the assets of the Michigan Plan were transferred into the Plan’s trust. On the date of the transfer, the net assets of the Michigan Plan were valued at $3,286,231.

See Notes to Financial Statements

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

(5)	Reconciliation of financial statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements for the years ended December 31, 2006 and 2005, to Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$25,503,076	$16,096,552
Less adjustment for fully benefit-responsive investment contract	8,610	—
Net assets available for benefits per Schedule H of the Form 5500	$25,494,466	$16,096,552

The following is a reconciliation of net investment gain from common collective trusts per the financial statements for the years ended December 31, 2006 and 2005 to Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$17,507	$12,678
Less adjustment for fully benefit-responsive investment contract	8,610	—
Net assets available for benefits per Schedule H of the Form 5500	$8,897	$12,678

(6)   Tax status

The Internal Revenue Service (“IRS”) issued a favorable opinion letter dated July 22, 2003, for the Principal Financial Group Prototype Basic Savings Plan No. 2, which was adopted by the Plan sponsor effective July 1, 2004. The IRS letter states that the prototype plan is acceptable under the applicable requirements of the IRC. Although the Plan has been amended since receiving its favorable opinion letter on July 22, 2003, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

On January 22, 2007, PrivateBancorp, Inc. applied for a determination letter from the IRS regarding the initial qualification of the amended and restated Plan. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

See Notes to Financial Statements

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

(7)   Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

(8)   Risks and uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(9)   Nonexempt transactions

Defined contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer’s general assets, but no later than the 15th business day of the month following the month in which the participant contributions are withheld by the employer. While the Company remitted all employee contributions to the Plan, contributions of $875 were not remitted within the required time period for the year ended December 31, 2006. The Company is going to remit these delinquent employee contributions, including any lost earnings as a result during 2007.

(10)         Subsequent event

The PrivateBank - Georgia is a subsidiary of the Company and is the sponsor of the Piedmont Bank of Georgia 401(k) Plan (the “Georgia Plan”). During June 2007, the Georgia Plan’s net assets were merged into the Plan. The assets of Georgia Plan will be transferred into the Plan’s trust later in 2007.

See Notes to Financial Statements

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

See Notes to Financial Statements

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

EIN: 36-3681151
Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Principal Life Insurance Company	Investment contract, pooled-separate accounts, contract #6-11219 (underlying investments are mutual funds)	(1)	$ 9,819,493
*	PrivateBancorp, Inc.	Common stock	(1)	10,679,983
	American Funds Growth Fund of America R3	Registered investment company	(1)	1,548,871
	American Funds American Balanced Fund R3	Registered investment company	(1)	788,348
	Dodge & Cox Stock Fund	Registered investment company	(1)	1,739,395
*	Gartmore Morley Cap Mgt Stable Value	Common/collective trust	(1)	542,455
*	Participant Loan Fund	Interest at rates from 5.50% to 9.25%	-	375,046
				$ 25,493,591

* Party-in-interest as defined by ERISA

(1) - Cost information may be omitted as the investments are participant-directed.

See Notes to Financial Statements

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

EIN: 36-3681151
Plan Number: 001

Participant contribution and loan payments transferred	Total that constituted non-exempt prohibited transactions
late to the plan	Contributions not corrected	Contributions corrected

$ 875	$ —	$ 875

See Notes to Financial Statements

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 9, 2007

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

By:	PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan Committee
By: /s/Susan Lang Berry Name: Susan Lang Berry Title: Committee Member

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Mayer Hoffman McCann P.C.